Sonus Corp.
Portland, Oregon



June 14, 2000



Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Sonus Corp. on or about June 14, 2000, which contains notification of the registrant's inability to file its Form 10-QSB by June 14, 2000. We have read the Company's statements contained in Part III therein and we agree with the stated reason as to why we were unable to complete our review of the consolidated financial statements for the fiscal quarter ended April 30, 2000, by June 14, 2000, to be included in the Form 10-QSB.

Very truly yours,

/s/ KPMG LLP